SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________________ to __________________

Commission File No. 1-8796

QUESTAR CORPORATION
EMPLOYEE INVESTMENT PLAN

Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, Utah 84145-0433

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
Commission File Number 1-8796

    The full title of the plan is the Questar Corporation Employee Investment Plan. The address of the plan is the same as that of the issuer named below.

    The name of the issuer of the securities held pursuant to the plan and the address of its principal executive office are: Questar Corporation, 180 East 100 South, P.O. Box 45433, Salt Lake City, Utah 84145-0433.

    Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2001, are attached as an exhibit to this Form 11-K.

SIGNATURE

                Pursuant to the requirement of the Securities Exchange Act of 1934, the members of the Questar Corporation Employee Benefits Committee have duly caused this annual report to be signed by its duly authorized chairman.

QUESTAR CORPORATION EMPLOYEE INVESTMENT PLAN

Date: June 27, 2002	By: /s/ R. D. Cash
R. D. Cash Chairman, Employee Benefits Committee